ATRINSIC, INC.
469 7th Avenue, 10th Floor
New York, NY 10018

September 29, 2011

VIA EDGAR AND E-MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention:   Angie Kim

Re:	Atrinsic, Inc.
Registration Statement on Form S-3 (File No. 333-175283)

Ladies and Gentlemen:

We respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-175283) relating to the resale of up to 5,963,857 shares of Common Stock, par value $0.01 per share, of Atrinsic, Inc., so that the Registration Statement shall become effective at 5:00 p.m. Eastern Time on Friday, September 30, 2011 or as soon thereafter as possible.

The Company acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ATRINSIC, INC.

/s/ Nathan Fong
Nathan Fong, Chief Financial Officer

cc:           Scott Galer, Esq.